Past Investors

Email #1

Subject: A Personal Update from Gary at Neighborhood Sun

Hi Contact: Full name,

I hope this message finds you well. As we continue on our journey at Neighborhood Sun, I wanted to reach out personally to share some exciting developments.

While I can't fill you in on all the details just yet, we're on the cusp of launching a new equity crowdfunding campaign that will help us to expand our reach, enhance our technology, and make clean energy accessible to even more communities.

Your support has been instrumental in our journey thus far, and I'm so grateful you've been a part of the Neighborhood Sun community. That's why I want to give you an early sneak peak into what we have planned.

Stay tuned for more details in the coming weeks, including how you can get involved.

With appreciation,
Gary Skulnik

Email #2

Subject: Join Us in Shaping the Future of Clean Energy

Hi Contact: Full name,

The moment is nearly upon us! I'm excited to officially announce the upcoming launch of our equity crowdfunding campaign.

From the early days at Neighborhood Sun, witnessing our idea blossom into a movement has been nothing short of incredible. This journey wouldn't have been possible without the belief and support of friends, family, and early believers like you.

This campaign is more than a milestone; it's a chance for you to deepen your role in our collective mission. I would be honored for you to consider investing in our upcoming round as we aim to scale new heights.

Stay tuned for our crowdfunding details, including investment terms and how you can get involved, very soon!

Best,
Gary Skulnik

Current Customers

Email #1

Subject: Brighten Your Path to Sustainability!

Hi Contact: First Name,

At Neighborhood Sun, we're constantly exploring ways to deepen our commitment to sustainability and expand the reach of clean energy. Remember the sense of community and purpose you felt when you first joined us for reliable, affordable clean energy? We're thrilled to announce an upcoming crowdfunding campaign that will spread our impact even further.

As a key member of our community, you'll have a unique chance to fuel our growth and share in our success.

Look out for more details on how you can invest in a brighter, cleaner future in the coming weeks.

Don't miss out on this electrifying opportunity!

Warmly,
Gary Skulnik & The Neighborhood Sun Team

Email #2

Subject: Harnessing the Power of Community for a Brighter Tomorrow

Hi Contact: First Name,

What drives us to expand Neighborhood Sun? Amazing subscribers and supporters like Ben E. who wrote:

“I'm very satisfied and proud to be a Neighborhood Sun consumer of clean solar energy. The organization persisted through grinding regulatory and legal obstacles and overcame [my utility’s] foot-dragging to help make my house and our community greener.

Throughout the process, the Neighborhood Sun staff proactively communicated and answered subscriber questions. Now, my solar energy is flowing into the grid and credits are adding up on my electricity bill. I'm very pleased and grateful to everyone at Neighborhood Sun who made this happen and encourage anyone who has an opportunity to join to do so as early as they can.”

We're launching a crowdfunding campaign to expand our impact to other states and communities, invest further in our SunEngine software platform, build out our team, and in short, continue making clean energy accessible for everyone, not just the select few. This is your chance to join us in our mission to democratize solar energy, create a more sustainable future, and share in our future success.

Stay tuned for the unveiling of our campaign details and how you can be a part of this energy revolution!

Best,
Gary Skulnik & The Neighborhood Sun Team

Email #3

Subject: Illuminate the Future with Neighborhood Sun!

Hi Contact: First Name,

We're thrilled to announce the official launch of our crowdfunding campaign! As a dedicated Neighborhood Sun customer, YOU are receiving this exclusive invite to be at the forefront of our sustainable movement!

Having experienced the impact of community solar, you understand the value of expanding clean energy access. This campaign is your chance to amplify our work and support a brighter future for all.

In the next few days, we'll share how you can invest in Neighborhood Sun and become a pivotal part of our journey toward a more sustainable world.

We hope to see you on board,
Gary Skulnik & The Neighborhood Sun Team